July 9, 2007

Via Electronic Filing and Federal Express

United States Securities and Exchange Commission

Washington, DC 20549

Attn:  Mr. Jeffrey Riedler

          Assistant Director

          Mail Stop 6010

Re:

Human BioSystems
Registration Statement on Form SB-2
Filed June 11, 2007
File No. 333-143650

Dear Mr. Riedler:

Human BioSystems, a California corporation (the “Company”), hereby requests acceleration of the effective date of that certain Registration Statement on Form SB-2 (File No. 333-143650) (the “Registration Statement”) to Wednesday, at 2:00pm, Eastern Daylight Savings Time on July 11, 2007 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1127 Harker Avenue / Palo Alto, CA 94301 / 650-323-0943 voice / 650-327-8658 fax

Securities and Exchange Commission

July 9, 2007

Page Two

We also confirm that the undersigned is aware of his responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the Company’s securities specified in the Registration Statement.

Please contact the undersigned if you have any questions or comments regarding this matter.

Very truly yours,

HUMAN BIOSYSTEMS

/s/Harry Masuda

Harry Masuda

Chief Executive Officer

1127 Harker Avenue / Palo Alto, CA 94301 / 650-323-0943 voice / 650-327-8658 fax